Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-152731 of BlackRock Large Cap Series Funds, Inc. on Form N-14 of our report dated December 26, 2007, appearing in the 2007 Annual Report of BlackRock Large Cap Series Funds on Form N-CSR, relating to the BlackRock Large Cap Core Fund, for the year ended October 31, 2007. We also consent to the references to us under the headings "Other Service Providers-BlackRock Fund" and "Financial Highlights" in the Combined Prospectus/Proxy Statement and "Form of Agreement and Plan of Reorganization
- Representations and Warranties; Representations of the BlackRock Fund and the Master Portfolio" in Appendix B to the Combined Prospectus/Proxy Statement, all of which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Princeton, New Jersey
September 12, 2008